Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
	(in millions)
Income (loss) before income taxes	$267	$356	$39	$(151)	$(567)	$(1,406)
Equity in losses of equity-method investees	—	—	0	4	30	305

Net income (loss) before equity in losses of equity-method investees	267	356	39	(146)	(536)	(1,102)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	70	107	130	143	139	131
Assumed interest element included in rent expense	3	4	6	6	9	11

	73	111	136	149	148	142

Adjusted earnings (loss)	340	467	175	3	(388)	(960)
Fixed charges	(73)	(111)	(136)	(149)	(148)	(142)

Excess (deficiency) of earnings to cover fixed charges	$267	$356	$39	$(146)	$(536)	$(1,102)

Ratio of earnings to fixed charges (1)	4.66	4.20	1.29	0.02	(2.62)	(6.77)

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.